CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470 [redacted]
(212) 225-2000
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WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO

05011050

September 6, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

SUPPL

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the statement by the Company with respect to the dividend payment titled "Disclosure of the Material Fact" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Enclosure

dlw 9/9

Appendix to "Vestnik of the FSFM of Russia"

Moscow, p.b. 76 125015

DISCLOSURE OF THE MATERIAL FACT

"INFORMATION ON PROCEEDS CALCULATED AND/OR PAID IN RESPECT OF THE ISSUER'S SECUTIRIES";

"INFORMATION ON THE TERM OF THE PERFORMANCE OF THE ISSUER'S OBLIGATIONS TO THE SECURITIES HOLDERS"

1. General Information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru

1.8. Name of the periodical used by the Issuer for the publication of information:	Social and political newspaper "Izvestiya", and magazine "Supplement to the Vestnik of the FSFM of Russia"
1.9. Code of the material fact:	0600085A30082005, 0900085A30082005

2. Subject Matter of the Disclosure

2.1 Type, category (class), series and other identification signs of registered securities: registered ordinary non-documentary shares;

2.2 State registration number of the issue (or additional issue) of securities and the date of state registration: 1-01-00085-A of June 17, 2003;

2.3. State registration authority that registered the issue (or additional issue) of securities: FCSM of Russia;

2.4. The content of the issuer's obligation, and, for cash or other obligation, which may be denominated in cash – the cash amount as well: dividend payment for the issuer's shares by the results of 2004. The total amount of dividends calculated in respect of the issuer's shares: 624,311,000 rubles; the amount of dividend calculated per one ordinary share of the issuer: 0.0221 rubles;

2.5. The issuer's management body that adopted a decision to pay (declare) dividends on shares and the date of preparation of the minutes of the meeting of this body at which such decision was adopted: The decision was adopted by the general shareholders' meeting on June 28, 2005, Minutes No. 1 dated June 29, 2005;

2.6. The date of the decision to pay (declare) dividends on the issuer's shares: June 28, 2005

2.7. The date of the minutes of the meeting of the issuer's authorized management body at which the decision to pay (declare) dividends on the Issuer's shares was adopted: Minutes No. 1 dated June 29, 2005;

2.8. The total amount of dividends calculated in respect of the issuer's shares of certain category (class), and the amount of dividends calculated per one share of certain category (class):
The total amount of dividends calculated in respect of the issuer's shares: 624,311,000 rubles;

The amount of dividend calculated per one ordinary share: 0.0221 rubles;

2.9. The form of payment of proceeds on the issuer's securities: cash;

2.10. The date on which the obligation to pay proceeds on the issuer's securities (dividends on shares), and if the obligation to pay proceeds on the securities must be performed by the issuer within a certain duration (a period of time) – expiry date of such period:
dividends on the Company's ordinary shares must be paid in cash within 60 days of the date of the decision on their payment;

2.11. The total amount of dividends paid on the certain category (class) of the issuer's shares:
The total amount of dividends calculated in respect of the issuer's shares: 624,311,000 rubles;
The total amount of tax on the dividend income: 61,894,000 rubles;
The total amount of dividends payable: 562,417,000 rubles;
The total amount of dividends paid in respect of ordinary shares: 365,478,000 rubles;

2.12. The fact of performance or non-performance of the obligation: The issuer's obligation to pay proceeds to the shareholders has been fully performed, except for the payment of dividends to OAO RAO "UES Russia". The obligation to pay dividends to OAO RAO "UES Russia" has been partially performed;

2.13. In the event the issuer fails to perform its obligation – the reason for such default, and for cash or other obligation, which may be denominated in cash, - the cash amount of such default as well: Pursuant to the term, as agreed with OAO RAO "UES of Russia", for dividend payment calculated in respect of the stake owned by OAO RAO "UES of Russia", the unpaid portion of dividends will be paid to OAO RAO "UES of Russia" no later than this November. The amount of defaulted cash obligation: 196,939,000 rubles;

3. Signature

3.1. General Director	______________ (Signature)	A. Ya. Kopsov
3.2. Date August 31, 2005	[Seal]	